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                     June 20, 2023

       Peter McGoff
       Chief Legal Officer
       Rubrik, Inc.
       3495 Deer Creek Road
       Palo Alto, California 94304

                                                        Re: Rubrik, Inc.
                                                            Amendment No. 3 to
Draft Registration Statement on Form S-1
                                                            Submitted June 2,
2023
                                                            CIK No. 0001943896

       Dear Peter McGoff:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.
 Peter McGoff
FirstName
Rubrik, Inc.LastNamePeter McGoff
Comapany
June        NameRubrik, Inc.
     20, 2023
June 20,
Page  2 2023 Page 2
FirstName LastName
Amendment No. 3 to Draft Registration Statement on Form S-1

Summary of Significant Accounting Policies
Revenue recognition
Judgments, page F-10

1. We note your revised disclosure in response to prior comment 16 in our letter dated
         November 10, 2022. Please clarify whether the offering of "the subscription credits for
         RSC to qualified customers with Refresh Rights in exchange for relinquishing their existing rights to next-generation Rubrik-branded Appliances at no cost" qualifies as a contract modification. You also disclose that "The subscription credits resulted in a significant increase in the value of the existing material rights". We refer you to ASC
         606-10-25-10. Please provide your accounting analysis with citations to accounting literature that supports your conclusion. In addition, tell us what consideration you gave to disclosing the impact of the subscription credits. We refer you to ASC 606-10-50-10(b).
Note 10. Stockholders Deficit and Common Stock, page F-26

2. Please tell us and disclose, if material, whether any equity-based awards, including grants of options to purchase stock and restricted stock units, have been issued subsequent to year ended January 31, 2023. If so, compare the valuation used for those issuance to the estimated price range of this offering. We also refer you to ASC 260-10-50-2.
        You may contact Becky Chow, Senior Staff Accountant, at 202-551-6524 or Stephen
Krikorian, Senior Staff Accountant, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray, Staff Attorney, at 202-551-6356 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Jon Avina